U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☑

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

❒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended __________

❒

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from __________ to __________

❒

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report __________

Commission File Number:  __________

PLAY LA INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of the Registrant’s Name into English)

TORTOLA, BRITISH VIRGIN ISLANDS

(Jurisdiction of incorporation or organization)

Nerine Chambers
PO Box 905,
Quastisky Building, 3rd Floor
Road Town, Tortola
B.V.I.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of September 30, 2006:

10,000,000 Common Shares Without Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

❒ Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

❒ Yes  ❒ No

Note:

Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

❒ Yes  ❒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ❒

Accelerated filer ❒

Non-accelerated filer ☑

Indicate by check mark which financial statement item the Registrant has elected to follow.

☑ Item 17 ❒ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

❒ Yes  ❒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court.

❒ Yes  ❒ No

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to “Tortola” are references to Tortola, British Virgin Islands.  All references to the “Government” are references to the government of Tortola, British Virgin Islands.  Unless otherwise noted all references to “common shares”, “shares” or “common stock” are references to the common shares of the Registrant.  All references to “the Company”, “the Registrant” or “Play LA” are references to “Play LA Inc.”.

In this document, all references to “SEC” or “Commission” are reference to the United States Securities and Exchange Commission.  References to “$” are to the currency of the United States of America.

Forward Looking Statements

This Form 20-F includes "forward-looking statements".  A shareholder or prospective shareholder should bear this in mind when assessing the Registrant’s business.  All statements included in this registration statement, other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Registrant’s financial position, are forward-looking statements.  Although the Registrant believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

TABLE OF CONTENTS

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

6

Item 3.

KEY INFORMATION

6

Item 4.

INFORMATION ON THE REGISTRANT

11

Item 4A.

UNRESOLVED STAFF COMMENTS

26

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

26

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

27

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

31

Item 8.

FINANCIAL INFORMATION

32

Item 9.

THE OFFER AND LISTING

32

Item 10.

ADDITIONAL INFORMATION

34

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

39

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

40

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

40

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

40

Item 15.

CONTROLS AND PROCEDURES

40

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

40

Item 16B.

CODE OF ETHICS

40

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

40

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

41

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

41

Item 17.

FINANCIAL STATEMENTS

41

Index to Financial Statements

41

Item 18.

FINANCIAL STATEMENTS

60

Item 19.

EXHIBITS

60

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

Directors and Senior Management

The names, business addresses and functions of the Registrant’s directors and senior management are as follows:

DAVID HALLONQUIST

1355 Main Street

North Vancouver, B.C.  V7J 1C4

Mr. Hallonquist was appointed President and Chief Executive Officer on December 13, 2005 and a director of the Registrant on December 21, 2005.

SHERRY MARK*

1355 Main Street

North Vancouver, B.C. V7J 1C4

Ms. Mark has been Chief Financial Officer of the Registrant since December 13, 2005.

STEVE W. LATHAM

4731 Foxglove Crescent

Richmond, BC, Canada  V7C 2K4

Mr. Latham has been a director of the Registrant since December 21, 2005.

ROGER R. MATTHEWS*

Obelisk International Trust Co. (Guernsey) Ltd.

Nerine House, St George's Place

St. Peter Port, Guernsey

GY1 6LT Channel Islands

Mr. Matthews has been a director of the Registrant since December 21, 2005.

H. BRIAN COLE*

Suite 14, James Fort Building

Hincks Street, Bridgetown, Barbados

Mr. Cole has been a director of the Registrant since December 21, 2005.

JAMIE LIDSTONE

4/1 Lavender Street

Lavender Bay, Sydney, NSW

AU 2060

Mr. Lidstone has been a director of the Registrant since December 21, 2005.

*

Denotes member of the audit committee.

The directors’ terms of office expire at the Company’s annual general meeting each year.

B.

Advisers

The following are the names and addresses of the Company’s principal bankers and legal advisers with which the Company has a continuing relationship:

The Company’s principal banker is:  Investec Bank (Channel Islands) Limited of PO Box 188, La Vieille Cour, St Peter Port Guernsey GY1 3LP Channel Islands.

The Registrant’s legal adviser is Gerald R. Tuskey, Barrister and Solicitor, Gerald R. Tuskey, Personal Law Corporation, Suite 1003, 409 Granville Street, Vancouver, B.C., V6C 1T2.

C.

Auditors

The auditors for the Registrant are Peterson Sullivan, PLLC, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The Company was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005.  The Company changed its name to Play LA Inc. on October 20, 2005.  The Company has selected a December 31 year end.  The financial periods reported in this registration statement are the period from inception on September 27, 2005 to December 31, 2005 (audited) and for the nine months ended September 30, 2006 (unaudited).  Accordingly, the Company has not completed more than four full fiscal quarters since its incorporation and there are no corresponding quarterly financial periods with which a comparison can be made.

The selected financial data which is provided under this item is for the period from inception on September 27, 2005 to December 31, 2005 (audited) and for the nine months ended September 30, 2006 (unaudited).  This information should be read in conjunction with the Company’s financial statements and notes thereto.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Company for the period from inception on September 27, 2005 to December 31, 2005 have been audited by Peterson Sullivan PLLC, independent registered public accountants.  They are maintained in US dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

The nine month financial statements of the Company for the period ended September 30, 2006 are unaudited.  They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Nine Months Ended September 30 (Unaudited) (U.S.$)	Period from Inception on September 27, 2005 To December 31, 2005 (Audited) (U.S.$)
	2006
Amounts in Accordance with US GAAP (presented in U.S. dollars):
Total Assets	$129,409	$108,000
Net working capital	$115,364	$74,759
Share capital	$162,650	$103,000
Shareholders’ Equity
Loss (from operations)	($19,045)	($28,241)
Loss per share (basic and diluted)	($0.0019)	($0.04)
Weighted average number of common shares (basic and diluted)	9,384,890	666,979

B.

Capitalization and Indebtedness

Capitalization

The authorized capital of the Registrant is 50,000,000  common shares without par value.

As of December 31, 2005, the Registrant had 6,070,000 common shares outstanding with a capitalization of $103,000.  Subsequent to December 31, 2005, the Company issued a further 3,930,000 common shares pursuant to private placements.  As at September 30, 2006, the Company had 10,000,000 common shares issued and outstanding with a capitalization of $162,650.

No share purchase options or warrants have been issued for cash or non-cash consideration.  No options or warrants have been issued to employees or non-employees as compensation for goods or services.

There are no preferred shares issued and outstanding or authorized.

The Company has no guaranteed or unguaranteed, secured or unsecured indebtedness.  The Company has no indirect or contingent indebtedness.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable

D.

Risk Factors

The following risks relate specifically to the Registrant’s business and should be considered carefully.  The Registrant is in its development stage.  The occurrence of any one or more of the events outlined under this section could have severe consequences on the Registrant's business, financial condition and results of operations and could result in the cessation of operations or bankruptcy.

Lack of operating history in Internet Gaming

The Company is an early stage development company in an emerging and rapidly evolving market.  The Company may be unable to implement its business plan in the time frame estimated by management.  Online gaming is a relatively new industry and the Company’s success is dependent on the continued popularity of online gaming and of online poker in particular.

Unproven new markets

The main focus of the Company’s business plan is to penetrate new, unproven Latin American online gaming markets.  The Company may be unable to penetrate these unproven marketplaces to the degree and in the time frame currently envisioned by management.  Failure to penetrate these markets will result in the Company receiving insufficient revenues and its business will fail.

Reliance on key personnel

The Company is completely dependent on the services of Mr. Hallonquist and Ms. Mark in the short term.  The loss of their services, for whatever reason, would result in the Company ceasing to continue as a going concern.

Reliance on strong online gaming brand

The Company’s success depends on building a strong online gaming brand.  If the Company is unable to develop, maintain and enhance its brand, its ability to expand its base of registered players will be impaired and its business will fail.  The gaming market has become increasingly competitive.  Maintaining and enhancing an online gaming brand has become increasingly difficult and expensive.  This is a trend which is expected to continue.

Need for capital to implement acquisition strategy

The Company’s strategy is to acquire operating companies.  Our company will be constantly looking for new sources of capital to fund its acquisitions.  There can be no assurance that capital will be available to the Company on favorable terms when required, or at all.  If Play LA cannot raise funds in a timely manner, or on acceptable terms, the Company will not be able to acquire operating entities or promote its brand.  In this event, the Company would be required to limit or cease operations.

Costs of Market Penetration

Marketing and market penetration costs in the online gaming marketplace are expensive.  The costs of securing a satisfactory user growth rate remain uncertain.  If these costs prove too high, the Company will not execute its business plan and the Company will fail.

Competitive Environment

The online gaming industry is extremely competitive with a number of well-funded established competitors.  Given the anticipated growth in the market, competition is expected to increase.  The Company’s success will depend, among other things, upon its ability to enhance its products and services to keep pace with technological developments and evolving customer requirements.  Other companies with greater financial and technological resources may develop superior gaming software with higher capabilities.  If the Company is unable to compete in this environment, its business will fail.

Uncertain Latin American political environment

The Company’s operations are largely dependent upon the political stability of the markets in which it proposes to operate.  Since 1990, ten Latin American leaders have been forced to step down before the expiry of their full terms due to mass protests against them.  Governments in this region have also consistently failed to guarantee law and order.  Both common and organized crime remain prominent in many cities and countries.  This unstable political environment may have an adverse effect on the Company’s operations and its ability to implement its business plan.

Changing online gaming regulations

The adoption of new laws or changes to existing laws relating to the gaming industry may affect the growth of the Company’s business.  In addition to regulations pertaining specifically to gaming, the Company may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce.  These laws and regulations may make it impossible for the Company to remain in the online gaming industry.

Foreign operations

The Company and its operating subsidiaries are subject to local laws and regulations in those jurisdictions in which they operate.  While some jurisdictions have introduced regulations designed to restrict gaming, other jurisdictions have demonstrated acceptance of such activities.  In addition to uncertainty regarding the local legal status of gaming in certain jurisdictions, there are difficulties and risks inherent in doing business internationally. Changes in the political, regulatory and taxation structure of jurisdictions in which the Company’s subsidiaries operate could have a material adverse effect on the Company’s business, revenues, operating results and financial condition.

Foreign currency fluctuations

The Company’s financial results are reported in US currency, which is subject to fluctuations in respect of the currencies in which the Company will operate in the future.  Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on the Company’s reported results.  There can be no assurance that the Company will not experience currency losses in the future, which could have a material adverse effect on the Company’s business, revenues, operating results and financial condition.

Legality of Gambling Debts

Gambling debts are not enforceable under common law.  The Company may face sizeable debt write-offs where wagering credits are under dispute or not settled by players.  Significant write-offs could result in the Company’s business failing.

Online security

Online security is a major issue in the e-commerce business.  While our Company will use software and hardware to protect its operating system and database, Play LA has no means to ascertain whether they are effective in preventing all unauthorized entries to the Company’s systems.  Hacking activities may, in less severe circumstances, stall the operations of the Company causing disruption to its business, in more severe cases, may cause severe financial losses and failure of our business.

Collusion, computer automated players and other fraud

Play LA is aware that certain customers seek to increase their gaming returns by collusion and fraud.  Play LA will attempt to ensure that sufficient detection and prevention controls are in place in land-based operations and embedded into the Company’s software to minimize the opportunities for fraudulent play.  The Company must continually monitor and develop their effectiveness to counter innovative techniques.  If Play LA fails to detect collusion and other fraud, the Company could lose the confidence of its customers, thereby causing its business to fail.

Credit card processing

Some banks have ceased the processing of online gaming transactions through their credit cards.  This may inhibit the growth of the industry and the Company’s business.  Financial institutions in the United States are now prohibited from processing online gaming transactions.  This event has had a negative impact on the Internet gaming industry as a whole.  There can be no assurance that other financial institutions or credit card issuers in Latin America and/or other countries will not enact restrictions.  Such developments would have a material adverse effect on the Company’s business, revenues, operating results and financial condition.

Latin American Online Gaming Market demand

The Latin American gaming industry continues to rapidly evolve and is characterized by an increasing number of market entrants.  The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition.  Substantially all of the Company’s revenues will be derived from operations in Latin America.  If the Latin American market develops more slowly than expected, or becomes saturated with competitors or competitive products or if the Company’s service offering does not achieve market acceptance, the Company’s business, revenues, operating results and financial condition will suffer.

Dependence on third parties

The Company will outsource many of its mission-critical business functions such as web hosting, software licensing and continuing development, fraud and risk management, payment processing and customer service.  Most of these functions are performed by a limited number of small companies.  As a result, the Company faces risk that its operations could be interrupted by the failure of any one of its key vendors or suppliers, and such an interruption could have a material impact on its financial position and results of operations.

Taxation and fees

The gaming industry is typically subject to significant taxation and fee assessment in addition to corporate and state income taxes generally assessed on business operations.  These additional taxes and fees are subject to increase at any time, and may be materially increased either prospectively or retroactively.  There is no certainty with respect to future changes in taxation and fee assessment on the gaming industry.  Any material increase would adversely affect the Company’s ability to operate its business.

Our shares are considered Penny Stock and are subject to the Penny Stock rules, which may adversely affect your ability to sell your shares

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving Penny Stock.  Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  We anticipate that our shares are deemed to be Penny Stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer's account and information with respect to the limited market in Penny Stocks.

We have not declared dividends and may never declare dividends, which may affect the value of your shares

We have never declared or paid any dividends on our common stock and do not expect to pay any dividends in the foreseeable future.

Item 4.

INFORMATION ON THE REGISTRANT

A.

History and Development of the Registrant

The Company was incorporated as Argosy Enterprises Limited in Tortola, British Virgin Islands on September 27, 2005.  The Company changed its name to Play LA Inc. on October 20, 2005.  The Company was incorporated under the British Virgin Islands International Business Companies Ordinance of 1984.  The telephone number and address of the Company’s registered office in Tortola, B.V.I. is PO Box 905, Quastisky Building, 3rd Floor, Road Town, Tortola, B.V.I., telephone:  (284) 494-8790 and facsimile:  (284) 494-8791  The Company’s agent for service in Tortola, B.V.I. is Nerine Trust Company (VI) Limited, P.O. Box 905, Road Town, Tortola, British Virgin Islands.

Since its incorporation, the Company has not undergone any material reclassification, merger or consolidation.  The Company has no subsidiaries.  The Company has not completed any acquisitions or dispositions of material assets since its incorporation nor has it undergone a material change in the types of products or services it renders.  The Company changed its name from Argosy Enterprises Limited to Play LA Inc. on October 20, 2005.  The Company has not been the subject of any bankruptcy, receivership or similar proceedings.

The Company is the in the process of starting up operations.  It has not made any principal capital expenditures or divestitures.  The Company has not received nor made any public takeover offers.

B.

Business Overview

Our Operations and Principal Activities

Play LA Inc. (“Play LA” or the “Company”) is a Tortola, British Virgin Island gaming company which was formed in 2005.  The principal business of the Company is to identify and evaluate businesses and assets relating to gaming in the Latin American region with a view of implementing a roll-up strategy to acquire a portfolio of leading gaming operators in Latin America.  The Company does not plan to have any operations in the United States or Canada nor does the Company intend to target its services towards customers from those two countries.

The Company proposes to acquire a number of gaming properties, whether online or land-based, under the Play LA operating umbrella.  Given the sheer number of gaming operators today, management of the Company believes there is a significant opportunity to begin consolidating these gaming operators into a larger entity in order to provide players with more variety, to reduce player churn and to efficiently maximize cross-promotion and cross-selling.

The Company intends to grow its active player base by focusing on the following strategies:

➢

Aggressive online and offline advertising and marketing activities.

➢

Continuing to invest in technology and technology platforms.

➢

Providing a high level of security and customer support.

➢

Implementing a sophisticated customer relationship management (“CRM”) application.

➢

Sourcing and developing a wide range of fast and convenient payment processing methods

➢

Developing online and offline fraud and risk management systems to prevent collusion amongst players, money laundering, fraudulent payments, etc.

Description of our Proposed Principal Markets - Latin America Gaming Opportunity

The following is a description of the principal markets in which we propose to compete.  The Company has not yet achieved revenues in these markets.

We believe that the Latin American gaming market exhibits characteristics similar to the North American gaming industry of 5 years ago.  In the short-to-medium term, we believe the Latin American market will experience the same type of growth that has been seen in North America in the past 5 years.  Past attempts by North American operators to penetrate the Latin American market have failed.  These failures were due largely to North American marketing and operation tactics that have proven to be ineffective in Latin America.  We believe that a “Made-for-Latin-America” approach to marketing and operation will allow the Company to become a leading gaming brand in the region.

Latin America is home to over 525 million people with a population growing at an average of 1.42% per year.  The region is also becoming a potential tourism destination for business and leisure travelers, which is benefiting its local growing gaming markets.  Latin America’s travel & tourism industry generated 2.6% of the region’s GDP in 2003 and saw a 2.6% real growth in 2003, and 5.4% in 2004 1,  The growth in tourism will continue to drive gaming revenues, especially for casino operators.

The growth in Latin America’s economies may be best captured by a January 27, 2006 article in the National Post, where it was noted that the Brazilian stock market soared 13.5% since January 1, 2006, 57% percent in 2005 and 350% since October 2002.  Paul Rogers, lead manager of Scudder Latin America Fund, notes that while interest rates and inflation are still high, they have been declining for the past three years.

Latin American countries are receptive to foreign investment, and this capital inflow forms a crucial part of the Latin American economic development strategy.  Foreign ownership and activity is rarely restricted and in most countries foreign investments benefit from special incentives.  Our company expects to gain substantial knowledge and expertise in Latin America subsequent to completing our first acquisitions.  This will give our Company a competitive advantage over other operators.

1 A significant portion of this section is based on the report titled “South America: Opportunities in Gaming”, published in the 3rd Quarter of 2005 by ATE Ltd.  ATE Ltd. is a leading provider of business information and services to the international gaming, gambling, coin-operated and electronic amusements and leisure industries.

Growth in the Latin American gaming industry closely parallels the region’s overall economic fortunes.  According to the Global Betting and Gaming Consultants (“GBGC”) the gaming industry in the Latin American region had an effective gambling turnover exceeding US$35 billion in 2003 and US$40 billion in 2004.

Other positive trends in the Latin American gaming industry which we have observed include:

w

The acquisition cost per player, for Latin America gaming operators is up to 80% less than that of North American gaming operators.  This cost is calculated by dividing a company’s sales and marketing expense by the number of active, real money players acquired during the same period.  This is evident in the lower cost of advertising, promotion, salary of sales and marketing staff and the typically higher responses to promotional campaigns by gaming enthusiasts in Latin America.

w

There has been a surge in online gaming activities by established land-based gaming operators, particularly in the U.K.  However, this trend is just beginning to occur in Latin America with land-based operators finding limited success.  Company management anticipates a tremendous opportunity to partner with such operators to take advantage of the expected convergence between land-based and online gaming.

Initial Target Markets

Based on our analysis of the Latin American market, the Company will focus its initial activities in Argentina, Brazil and Mexico.  The rationales for targeting these three countries include:

➢

They are three of the largest markets in terms of gross gambling yield.

➢

According to ATE Ltd.2, the most vigorous growth in gaming is taking place in Argentina, Brazil and Mexico.

➢

According to the Internet World Stats, the three countries combine for roughly 47 million internet users, or 64.2% of all internet users in Latin America.

➢

Brazil and Mexico currently have an outright ban in place on land based casinos.  The ban has resulted in pent-up demand for the gaming services and will most likely make the Company’s service offering attractive to those markets.  Both countries are currently reviewing the bans on casinos and are contemplating legislation to slowly reintroduce casinos.

Markets and Marketing Plan

Gaming Market Overview

Gambling, or gaming as it is now often referred to, has taken numerous forms over time in various societies. Popular options for adults wishing to place wagers on events or partake in games of chance include visiting casinos, buying lottery tickets, betting on horse races and playing bingo.

The industry is enormous and growing - as the gaming industry has expanded throughout the United States, the gross annual revenue has steadily increased.  Gross gambling revenue (“GGR”) is the amount wagered minus the winnings returned to players, a true measure of the economic value of gambling.

2 A significant portion of this section is based on the report titled “South America: Opportunities in Gaming”, published in the 3rd Quarter of 2005 by ATE Ltd.  ATE Ltd. is a leading provider of business information and services to the international gaming, gambling, coin-operated and electronic amusements and leisure industries.

GGR is the figure used to determine what a casino, racetrack, lottery or other gaming operation earns before taxes, salaries and other expenses are paid — the equivalent of "sales," not "profit." In 2003, for example, the commercial casino industry in the U.S. had GGR of more than $27 billion, but paid $11.8 billion in wages and benefits and more than $4.32 billion in taxes, plus other expenses.

With GGR on the rise in many countries around the world, and the recent explosion of internet gaming websites, the gaming industry is more exciting than ever.  The following chart shows the growth from 1993 to 2003 in the U.S. in both the commercial casino industry and gaming as a whole, which includes lotteries, casinos, legal bookmaking, charitable gaming and bingo, Indian reservations and card rooms.

Year	Total Commercial Casino	Total Gaming
1993	11.2	34.7
1994	13.8	39.8
1995	16.0	45.1
1996	17.1	47.9
1997	18.2	50.9
1998	19.7	54.9
1999	22.2	58.2
2000	24.3	61.4
2001	25.7	63.3
2002	26.3	68.7
2003	27.0	72.9

Note:  All amounts in billion US$.

Source:  American Gaming Association, Christiansen Capital Advisors LLC

Gaming companies have been relentlessly expanding in existing markets, moving into new ones, and searching for additional outlets to attract gamers.

Both Park Place and Mirage Resorts (a subsidiary of MGM Mirage) upped the ante in recent years by opening $700 million casino/hotels -- Paris Las Vegas and Biloxi, Mississippi's Beau Rivage, respectively -- that feature upscale shopping, fine dining, and entertainment attractions. MGM Mirage continued on that track with the groundbreaking of the $1 billion Borgata Casino in Atlantic City, New Jersey (developed through a joint venture with Boyd Gaming).

In addition to investing in resorts, major gaming companies have also introduced co-branded games with recognized brands such as Marvel Comics and Looney Tunes, and many are attempting to capture the lucrative and growing online gaming markets.

Global Online Gaming Market Overview

Overall Online Market

The global online gaming market has experienced rapid growth since its establishment in the 1990s but remains relatively immature.  Although estimates as to the current size and growth rates of the global online gaming market vary considerably, it is estimated by Christiansen Capital Advisors, LLC (“CCA”) that the market generated revenue of approximately $8.2 billion in 2004, representing just over three per cent of the total global gaming market. In 2004, casino and bingo games represented approximately 29 per cent of the online gaming market, and poker represented approximately 13 per cent.

Revenues	2004	2009 (est.)	CAGR
Global gaming market	$243bn	$282bn	3%
Online gaming	$8.2bn	$22.7bn	22%
% market share	3.4%	8.1%

Revenues	2004	2009 (est.)	CAGR
Poker	$1.0bn	$6.4bn	44%
Other online gaming segments	$7.2bn	$16.3bn	18%

For the five year period from 2005 to 2009, CCA estimates that revenues generated by the global online gaming market will increase to approximately $22.7 billion, representing a compound annual growth rate (“CAGR”) of approximately 22%, still representing less than 10% of the total global gaming market in 2009.

Online Poker

Online poker is unique in that players interact and play against other players and not the house with its pre-determined, unchanging rules.  Internationally, poker is extremely popular.  The popularity of poker has increased over recent years with the advent of televised poker events such as the World Poker Tour and the World Series of Poker. Industry observers estimate that currently between 50 million to 80 million Americans play poker.  According to some estimates, more than $87 million is being wagered a day at the virtual poker table, compared with just $10.45 million two years ago and in Britain, about $6.97 million a day is bet on Internet poker.

Online Casino

The online casino market has experienced strong growth since its establishment in the mid to late 1990s.  It is estimated that the gross win of the online casino market has grown from $751 million in 2001 to $2.15 billion in 2004, representing approximately 26 per cent of the online gaming market in 2004 and a compound annual growth rate of approximately 42 per cent.  In common with the other online gaming markets, the United States represents the largest online casino market, with an estimated share of approximately 59 per cent of the global online casino market in 2004.

It is estimated that the online casino market will increase to approximately $5.58 billion in 2009, representing a compound annual growth rate of approximately 21 per cent over the period 2004 to 2009.

Online Bingo

Online bingo is a relatively recent addition to the online gaming market and, accordingly, statistical data and information on this segment of the market is limited.  Similar to other segments of the online gaming industry, online bingo has grown in recent years and is anticipated to continue growing.

Conclusion

The development of the global online gaming market to date has been led by consumers in the United States, which are estimated to have generated revenue of approximately $4.2 billion in 2004, representing approximately 50 per cent of the global online gaming market.  Our Company believes that this has principally been the result of the high level of Internet penetration, exposure on popular television shows, high discretionary spending of US adults and the general popularity of gaming in the United States.  CCA also estimates that online gaming revenues of $2.2 billion, $1.3 billion, $0.4 billion were generated from Europe, Asia and Latin America in 2004, representing approximately 27%, 15% and 5% of the global online gaming market, respectively.

Given the market concentration in North America and Europe, our Company proposes to take a unique approach to achieve success in the gaming industry: targeting emerging growth markets in Latin America where the online gaming marketplace is still in its infancy.  CCA further estimates that the Latin America online market will increase from $400 million in 2004 to $800 million by 2009.

Latin American Market Overview

Demographics

The Latin American region is comprised of 33 independent countries located through North America (Mexico), Central America (from Guatemala to Panama), and South America (from Colombia to Argentina).  The region is home to over 525 million and the population is continuing to grow at an average of 1.42%.

Throughout the region, there is a great imbalance in the ownership of wealth – 10% of the Latin American population earns 48% of the region’s total income.  The unequal distribution of wealth is a strong driver of the region’s gaming industry as members of impoverished classes seek to clear the social divide.

Economy

According to the World Bank’s annual report, Global Economic Prospects 2005, the largest GDPs in Latin America in 2003 could be found in Mexico (US$626 billion) and Brazil (US$492 billion), whilst the highest rates of GDP growth occurred in Argentina (8.8%) and Costa Rica (6.5%).  In general, the GDP in the Latin American region has shown modest growth at 1.5%.

Countries	Population (Millions)	Population Growth (%)	GNI Per Capita (US$)	GDP (US$ in billions)	GDP Annual Growth (%)	Inflation (%)
Argentina	36.7	0.80	3,810	129.5	8.8	10.71
Brazil	176.5	1.20	2,720	492.3	-0.2	12.77
Chile	15.7	1.18	4,360	72.4	3.3	4.43
Colombia	44.5	1.70	1,810	78.6	3.9	8.22
Costa Rica	4.0	1.58	4,300	17.4	6.5	7.81
Mexico	102.2	1.45	6,230	626.0	1.3	6.49
Panama	2.9	1.47	4,060	12.8	4.0	1.38
Paraguay	5.6	2.39	1,110	16.0	2.55	18.34
Peru	27.1	1.48	2,140	60.5	3.76	n/a
Uruguay	3.3	0.57	3,820	11.1	2.5	17.93
Venezuela	25.6	1.78	3,490	85.3	-9.3	36.82
Latin America	525.0	1.42	3,280	1,740.0	1.5	n/a

Source: World Development Indicators Database (2003 data)

Level of Tourism

Tourism is an important driver of gaming revenues, especially for casino operations.  The region is gradually increasing its profile in the broader travel & tourism industry, particularly in the higher spending eco-tourism market.  Growth in business and leisure travel to the region also has direct benefits to local gaming markets.

In 2005 Latin America’s travel & tourism industry is expected to generate 2.6% of regional GDP and 4,032,900 jobs.  World Travel and Tourism Council forecasts project 5.4% real growth per annum for the region between 2004 and 2013. 3,

The growth can be partly attributed to increased gaming tourists from jurisdictions that do not allow casinos.  For instance, in Buenos Aires, Argentina, where, previously, gaming enthusiasts had to travel to neighbouring provinces or countries because of a ban on casinos gaming tourists now flock to the city’s newly opened floating casino (which was granted a casino license by the provincial government).  Our Company anticipates this type of increase in gaming activities in other regions, namely Brazil and Mexico, whose governments are contemplating the reintroduction of casinos.

Internet Penetration

3 A significant portion of this section is based on the report titled “South America: Opportunities in Gaming”, published in the 3rd Quarter of 2005 by ATE Ltd.  ATE Ltd. is a leading provider of business information and services to the international gaming, gambling, coin-operated and electronic amusements and leisure industries.

In terms of internet use, Latin American nations were early adopters online.  In 2001, Latin American nations were among the most advanced worldwide based on per capital Internet use.  According to The Internet World Stats, the region continues to boast the highest internet use penetration outside the western world, with 13.3% of the population using the internet on a regular basis.  The table below is a summary of the internet penetration of key countries:

Countries	Percentage of Internet Users (%)	Usage Growth (%, 2000 – 2005)
Argentina	20.00	200.0
Brazil	12.30	346.4
Chile	36.10	218.7
Colombia	7.80	308.4
Costa Rica	23.20	300.0
Mexico	16.40	526.6
Panama	9.80	566.7
Paraguay	2.70	650.0
Peru	16.30	82.8
Uruguay	20.90	83.8
Venezuela	12.20	220.2
Latin America	13.30	303.8

With the popularity of wireless technologies in the region, analysts anticipate the urban areas of Latin America will be among the first to benefit from the introduction of wireless broadband technologies.  Consequently, both mobile and broadband platforms now present opportunities for gaming operators and technology companies.

Legal and Taxation Framework

The amount and types of taxes paid vary greatly between countries.  In particular, gaming taxes are collected in different ways by jurisdiction.  Below is a summary of the principal gaming tax regimes in key countries:

Country	Taxes on Gaming
Argentina	Taxes for gaming and gambling are at a flat rate of 35%.
Brazil

Gaming companies incur the same taxes that any other type of companies do.  However, certain types of gaming operations controlled by statement governments may also impose additional taxes based on customer winnings.

Chile	Gaming operators pay a 20% gaming tax and a further 19% local sales tax.
Columbia	For bingos, casinos and slot machines there is a flat fee of 17%. Value Added Tax ("VAT") charged on gaming activities was reduced from 5% to 4%.
Costa Rica	A temporary tax law was set up in 2003. Under the new tax code, operators with 20 or fewer employees pay circa US$20,000 per year in new taxes.
Mexico	Taxes for gaming companies in Mexico are the same as for any other type of corporation
Nicaragua	A new law passed in March 2005 sets a fixed fee to be paid for every slot machine and gaming table per month. The fixed fee for gaming tables is US$200.

Country	Taxes on Gaming
Panama	Gaming operators either pay an annual flat rate of US$ 6.2 million with an annual 2% increase or a 10% tax on gross income.
Paraguay	Gaming taxes take the form of a flat monthly payment known as the canon. For gaming licenses obtained as a result of public tenders, it is common practice for participants to compete by offering to pay higher canons.
Peru	Casinos and slot machine operators are charged at a rate of 12% monthly tax on incomes generated.
Uruguay	The government owns revenues generated by gaming operators; the gaming operators are given a payment by the government for their management participation, with the payment based on the amount of revenues that their operation generated.
Venezuela	Casinos pay 10% of their gross revenues and bingos pay 12% of revenue after deducting costs of prizes. There are monthly tariffs for each game table and slot machines.

The legal framework surrounding gaming in Latin America also varies greatly from country to country.  When obtaining a gaming license, a formal submission must be made to the relevant regulatory body.  Each country sets requirements that must be met, including minimum investment levels and guarantees.  The costs of obtaining a license varies greatly between countries but in all cases the application fee is not refundable regardless of the outcome of the application.  It is often recommended that applicants obtain independent local legal representation when assessing any type of gaming activities.

There is currently an outright ban of casinos in Brazil and Mexico, although the governments of both countries are currently contemplating changes to the respective legislations.

Market Size and Scope

Growth in the Latin American gaming industry closely parallels the region’s overall economic fortunes.  According to the Global Betting and Gaming Consultants (“GBGC”) the gaming industry in the Latin American region had an effective gambling turnover exceeding US$35 billion in 2003 and US$40 billion in 2004.  The countries with the highest effective gambling turnover in 2003 were Costa Rica (US$19.72 billion), Brazil (US$4.44 billion), Argentina (US$2.7 billion) and Mexico (US$1.03 billion).  Below is a summary of gross gambling yield in 2003:

Countries	Gross Gambling Yield 2003 (US$ billions)
Argentina	2.70
Brazil	4.44
Chile	0.21
Colombia	0.60
Costa Rica	19.72
Mexico	1.03
Panama	0.60
Paraguay	0.02
Peru	0.16
Uruguay	n/a
Venezuela	0.16

Source: GBGC Analysis

As the above table illustrates, Costa Rica is the largest betting and gaming jurisdiction in Latin America.  In fact, Costa Rica is amongst the world’s top 10 betting and gaming jurisdictions.  However, most of Costa Rica gaming revenues are derived from hosting various online gaming operations that accept bets exclusively from outside the country.  As such, Company management will not be targeting Cost Rica as its initial target market, but may instead consider Costa Rica as a base for its online operations.

Gaming in Latin America exists in a wide variety of types, from the established casinos, bingo, lotteries, through to betting on horses, dogs and sports and, increasingly, slot machines are gaining a devoted following.  Nevertheless, according to GBGC Analysis, between 2002 and 2003, lotteries were still clearly the gaming activity with the highest average gross gaming yield, followed by casinos, slot machines and sports betting.

Lotteries

Lotteries are by far the most widespread and financially significant gaming activity in Latin America.  Lotteries are played by all social classes and in some countries, the poor are known to spend as much on lottery games as they do on milk.  Brazil has the largest lottery market in Latin America at over US$1 billion a year, with the next largest markets in Chile, Colombia and Venezuela, who combine for over US$1 billion a year.

Most Latin American lotteries are owned by the governments and their states or provinces.  Their operation is often managed by private parties that have won public tenders.

Casinos

Casinos are the second largest gaming revenue generating sector in Latin America.  The effective gamble turnover of commercial casinos in 2003 was US$2.57 billion with an additional US$1.61 billion in revenue flowing from slot machines.  Frequently, casinos are intended principally for use by tourists but the development of resort casinos tends to have the effect of raising overall demand for gaming across the entire country.

Casinos are typically owned and managed by private investors.  In some countries, an alliance with a local partner is necessary and only in Uruguay are most of the casinos still state-owned.

Bingo / Keno

With the exception of Mexico which has an outright ban on bingo, most Latin American countries have large numbers of bingo venues and the effective gambling turnover in 2003 was US$2.64 billion according to GBGC Analysis.  The biggest bingo market exists in Brazil, which is estimated to generate US$1 billion a year.

Sports Betting

Most of the betting in Latin America is centred around sports and horses.  Sports betting, including betting on soccer, was, according to GBCG Analysis, the third largest gaming activity in the region after lotteries and casinos.  In 2003, its effective gaming turnover was US$20.92 billion.  Horserace betting had an effective gaming turnover of US$1 billion.

Online Gaming

Online gaming – particularly gambling – continues to grow in popularity due to a growing social acceptance of gambling combined with a technological revolution that has allowed online operators to deliver “lifelike” gaming experiences.  In 1998, there were 90 online gaming sites or casinos.  Today, there are an estimated 2,200 online gambling sites worldwide.

Within the online gambling boom, Poker is by far the fastest growing sector.  Poker has been growing in popularity given TV Poker tournaments such as the World Series of Poker and World Poker Tour.  TV programs have helped the game gain mainstream popularity and as a result, Poker has become fashionable and trendy.  Satellite tournaments for the World Series of Poker are scheduled to take place in various countries in Latin America in 2006, further confirming the popularity of poker in this region.

Specific Opportunities

Our Company believes that the Latin American gaming market exhibits characteristics similar to the North American industry 5 years ago and that in the short-to-medium term the Latin American market will experience the same type of growth that has been seen in North America in the past 5 years.  Specific trends that have been observed by the Company include:

•

The acquisition cost per player, which is calculated by dividing a company’s sales and marketing expense by the number of active, real money players acquired during the same period, for Latin America gaming operators is up to 80% less than that of North American gaming operators.  This is evident in the lower cost of advertising, promotion, salary of sales and marketing staff and the typically higher responses to promotional campaign by gaming enthusiasts in Latin America.

•

While past attempts by North American operators to penetrate the Latin American market have failed due largely to North American marketing and operation tactics that have proven to be ineffective in Latin America, Company management believes that a “Made-for-Latin-America” approach to marketing and operation will allow the Company to become a leading gaming brand in the region.

•

There has been a surge in online gaming activities by established land-based gaming operators, particularly in the U.K.  However, this trend is just beginning to occur in Latin America with land-based operators finding limited success.  Our Company anticipates a tremendous opportunity to partner with such operators to take advantage of the expected convergence between land-based and online gaming.

Highlights of Initial Geographic Markets

Based on our analysis, the Company will focus its efforts initially in Argentina, Brazil, and Mexico.  The rational for targeting these three countries include:

➢

They are three of the largest markets in terms of gross gambling yield.

➢

According to ATE Ltd., the most vigorous growth in gaming is taking place in Argentina, Brazil and Mexico.

➢

According to the Internet World Stats, the three countries combine for roughly 47 million internet users, or 64.2% of all internet users in Latin America.

➢

Brazil and Mexico currently have an outright ban in place on casinos.  The ban has resulted in pent-up demand for the gaming services and will most likely make the Company’s service offering attractive to those markets.

Additional details and highlights of each target country are summarized below:

Country	Market Scope and Highlights of Competitors
Argentina

➢

Estimated gaming market value of US$700 million.

➢

Argentina benefits from the highest aggregate gaming stakes in South America, which as a percentage of GDP is 2.6%

➢

Argentina has one of the largest casino industries in Latin America with over 70 casinos.

➢

Casinos del Norte S.A. received the country's first license for online casino gaming.  It operates casinosur.com, a site developed by leading Canadian supplier of Internet gaming and e-commerce software CryptoLogic Inc.

➢

The Spanish group Codere, one of the largest owners of bingo and slot machines in Argentina, offers mobile customers the ability to gamble on various casino games through their cellular phones.

Country	Market Scope and Highlights of Competitors
Brazil

➢

Brazil boasts the largest bingo and lottery markets in the Latin American region.

➢

However, while bingo and lotteries generate at least US$1 billion each year, there is a nationwide ban on casinos.  A bill is waiting for approval in the House of Representatives to re-introduce casinos

➢

There are a number of internet gambling companies in Brazil.  One of the first players to become established was Virtual Case, which has expanded into eight portfolio companies since inception.

➢

Two Brazilian companies have already launched internet bingo sites.  In 2004, this market was estimated to be generating US$210,000 a month and is growing at a rate of 25% per annum.

Mexico

➢

Alongside Brazil, Mexico is one of the two principal countries in Latin America that has implemented a ban on casinos and slot machines.  The legalisation of casinos has been under review by the Mexican Congress since Q4 2004.  It is estimated that casinos could bring US$10 billion of investment into the country.

➢

Its gaming industry, which consists mainly of horse and dog racing, sports betting, and lotteries, still generates an estimated US$500 million of gross gaming yield.

➢

The Caliente Group, which owns the largest network of Race & Sports Books throughout Mexico, now has a sports betting internet and mobile application that allows customers to place bets, receive results and manage their betting account on their cellular phone or via a web browser.

Seasonality of the Company’s Main Business

The Company’s operations are not subject to seasonal variations or fluctuations.

Sources and Availability of Raw Materials

As a provider of online gaming, our company is not required to source raw materials in the traditional sense and is not subject to volatile swings in the price of principal raw materials.

Description of Marketing Channels

Marketing Strategy

Given the competitive nature of the gaming industry, successful gaming companies must focus on customer acquisition, customer retention and localization of content and games for each market in order to grow their businesses.  To this end, the Company has developed a detailed tactical and strategic marketing plan.

The Company’s online marketing activities will focus on online sources such as banner advertising, online sponsorship and search engine campaigns.  The offline campaign will include advertisements in gaming magazines, television advertising, newspaper advertising, direct mail and celebrity spokesperson sponsorship.

Key highlights of the marketing plan are provided below.

Customer Relationship Management - Play LA plans to implement a sophisticated customer relationship management (“CRM”) application to track gaming habits, provide data as to the most popular games, and statistics for individual customers.  Such sophisticated tracking data is used to ensure that the Company maintains and grows its user base by offering the services demanded by customers.  The CRM software will also enable our Company to personalize the experience for each customer, through recognition of the customer’s habits and strategies.  Such personalization is important in retaining customers – which has been a real issue for gambling operators given the increased cost of customer acquisition.

Television Advertising – We will work with a leading advertising firm to develop ads for placement during major sporting and entertainment events to gain maximum exposure.

Online Advertising – Our company will advertise online in various online gaming magazines and websites.  In addition, search engine optimization and purchasing of advertising for certain key word searches will also be utilized.  Play LA also plans to make use of pop-up advertising purchased from peer-to-peer networking companies and online advertising companies.

Offline Advertising – We will advertise in various gaming and popular magazines and newspapers with the intent of increasing brand recognition in Latin America.

Loyalty Program – We will put a loyalty program in place through which, players will be able to accumulate points for playing frequency and amount, playing during ‘happy hours’ designated by the Company paying-in funds and referring new players. Once accumulated, points can be exchanged for merchandise (such as caps and shirts), entry into tournaments, cash or other benefits.  The Company’s loyalty program will be integrated across all of its gaming properties.

Bonuses - As a tool for attracting new players, the Company will make use of both ‘sign-up’ bonuses, whereby customers who successfully register will typically receive an additional 20% to 25% on their initial money paid-in to an account and ‘refer-a-friend’ bonus where customers will have cash added to their accounts for referring a paying friend to a member of the Play LA family of gaming operations.  The use of sign-up bonuses and refer-a-friend bonuses to acquire players is a standard acquisition tool used in the gaming market.  As a tool for retaining players, we will award bonuses to existing real money players.  These are typically customer pay-in bonuses, which give players extra funds when they next pay-in funds.  Bonuses can also be granted to win back inactive players and, in limited circumstances, as a gesture of goodwill towards existing customers.  The majority of bonuses have terms attaching to their use, such as a requirement that they are used within a certain time frame or a restriction on their ability to be redeemed until such time as the player has wagered a certain amount on the site or played a certain number of games.

Affiliate Program – The Company will focus on building up a network of online affiliate marketing partners.  In return for marketing Play LA’s brands on their websites, affiliates are remunerated generally on a percentage of the rake or net revenue generated for Play LA as long as a player is active or, less frequently, through a flat fee per customer introduced.  This is positive as the Company will not pay any fees unless players are signed up through the affiliate program.

Player Appreciation– The Company will hold special promotions, where the Company doubles jackpot payments, offers additional bonuses for playing certain games and adds extra loyalty points to a player’s account.

Special Prize Giveaways – random drawings for large prizes for cash players.

Competitive Edge

Our Company believes that significant market share in the Latin America market can be achieved:

➢

Experienced management and staff.  The Company’s management team has been advising companies in the gaming business for many years.  They have a thorough understanding of the trends and issues in the industry and will be able to add value to acquired companies.

➢

Products & services tailored to specifically meet the needs of the Latin American gaming market.  With an operation focused solely on the Latin American market, the Company will be able to implement the latest trends and technological advancements in gaming alternatives provided to the players in this region.

➢

Early entrant into a growing market.  With an aggressive roll-out strategy, the Company is poised to gain a significant amount of market share as one of the first entrants into the emerging Latin American market.  It will be key to be recognized as a leading Latin American focused gaming operator.

➢

Synergistic cost advantages of multiple integrated products and services from one central office.  The acquisition of multiple gaming operations will allow the Company to benefit from substantial economies of scale.  With administrative support, technical infrastructure, customer support and marketing all being provided from its central office, the Company will have a significantly more efficient cost structure when compared to small independent gaming operations.

Dependency on Patents, Licenses, Industrial, Commercial or Financial Contracts

Our company is not dependent upon any patents or licenses or upon any industrial, commercial or financial contracts.

Material Affects of Government Regulations on the Company’s Business

During the 2006 fiscal year, the U.S. Senate passed into law BillHR21 "Unlawful Internet Gambling Funding Prohibition Act".  This bill creates a new crime of accepting financial instruments, such as credit cards or electronic fund transfers, for debts incurred in illegal Internet gambling.  The bill enables state and federal Attorneys General to request that injunctions be issued to any party, such as financial institutions and Internet Service Providers, to assist in the prevention or restraint of illegal Internet gambling.

There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet.  Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement.  Such legislation could expose the Company to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require the Company to incur significant expenses in complying with any new regulations.  The European Union has adopted privacy and copyright directives that may impose additional burdens and costs on international operations.

Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone services, some local telephone carriers have petitioned the FCC to regulate the Internet and to impose access fees.  Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the web, potentially decreasing the demand for our service.

A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet.  Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect us.

We are also subject to new laws such as the Digital Millennium Copyright Act, which is intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights.

In addition, because legislation and other regulations relating to online games vary by jurisdiction, from state to state and from country to country, it is difficult for us to ensure that our players are accessing our portal from a jurisdiction where it is legal to play our games.  We therefore, cannot ensure that we will not be subject to enforcement actions as a result of this uncertainty and difficulty in controlling access.

We are constantly reviewing various pieces of legislation, and cannot currently predict the effect, if any, that this legislation will have on our business.  There can be no assurances that this legislation will not impose significant additional costs on our business or subject the Company to additional liabilities.  Moreover, the applicability to the Internet of existing laws governing issues such as gambling, property ownership, copyright, defamation, obscenity and personal privacy is uncertain.  The Company may be subject to claims that our services violate such laws.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute the Company for violations of their laws.  The Company might unintentionally violate such laws.  Such laws may be modified, or new laws may be enacted, in the future.  Any such development could damage our business in a material way.

We cannot predict what new laws will be enacted or how courts will interpret both existing and new laws.  As a result, we are uncertain about how new laws or the application of existing laws may affect our business.  In addition, our business may be indirectly affected by our suppliers or customers who may be subject to such legislation.  Increased regulation of the Internet may decrease the growth in the use of the Internet or hamper the development of Internet commerce and online entertainment, which could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

C.

Organizational Structure

The Company is not part of a corporate group.  The Company has no subsidiaries and no corporate controlling shareholder.

D.

Property, Plants and Equipment

The Company has no material tangible fixed assets at this time.

Item 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our company was formed in September, 2005.  Accordingly, we are unable to provide an extended historical review of factors that have affected the Company’s financial condition and results of operations.  The following discussion is management’s assessment of factors and trends which are anticipated to have a material affect on our company’s financial condition and results of operations in future periods.

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

The Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended.  All statements other than statements of historical facts included in this Report and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Report, including, without limitation, in conjunction with the forward-looking statements included in this Report under "Risk Factors."  All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

As of September 30, 2006, the Company had not yet commenced operations and was still in the development stage.  Expenses incurred were mainly start up expenses including legal fees, bank set up charges, business plan development and professional consulting fees.  The only revenue generated to date has been through private placement subscriptions from the Company’s initial subscribers.

At this point in time, the company is not in the business of offering goods or services for sale and therefore is not generally affected by US inflationary trends.

The Company is currently not impacted by foreign currency fluctuations.  The Company is not materially affected by any government economic fiscal monetary or political policies or factors other than political policies regarding internet gaming which are discussed in this registration statement under the heading “Material Affects of Government Regulations and the Company’s Business”.

B.

Liquidity and Capital Resources

The Company's greatest cash requirements during the next 12 months will be for funding the start up of its gaming operations. As an immediate strategy, the Company intends to raise additional capital through private placements to maintain and expand its business operations.  There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Failure to obtain additional funding will result in delay or indefinite postponement of some or all of the Company's products and/or services to the market place.  Any funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

There is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

The Company had $115,364 in working capital at September 30, 2006.

To date, all funding for the Company's business and ongoing operations has come from common share issuances.  In the three month period from September to December 2005, the Company raised $103,00 in equity.

In the next nine months of operation (Jan to Sept 2006), the Company raised another $59,650 in equity.

It is the Company’s opinion that it has sufficient working capital to meet its requirements for the next 12 months.  The officers and directors of the company have agreed to wait until the Company’s operations commence before establishing compensation.

Similarly, office equipment and rent is being obtained free of charge until at least December 31, 2007.

If the Company needs to raise additional capital, it will do so through an offering of stock, or debt, or combination of both.  Any funds raised by the Company through the issuance of equity will cause the Company's current stockholders to experience dilution.  For the next twelve months, there is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its stock holders.

As of the date of this Form 20-F, the Company has 10,000,000 issued and outstanding common shares.

C.

Research and Development, Patents and Licenses, Etc.

The Company has not developed a research and development policy.  The Company holds no patents or licenses including technology licenses.

D.

Trend Information

The Company is not yet generating revenue from sales.  The Company is in its development phase and has not yet established production, sales or inventory trends.

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Company currently has no contractual obligations in the nature of long term debt obligations, capital finance lease obligations, operating lease obligations or purchase obligations.

G.

Safe Harbor

Not Applicable.

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
David Hallonquist	49	President, Chief Executive Officer and Director	Nil	N/A
Sherry Mark	52	Chief Financial Officer	Nil	N/A
Steve W. Latham	43	Director	Redstone Capital, TSX	Director
Roger R. Matthews	59	Director	Tynda Forest Holdings Ltd Imara Holdings Ltd	Director – listing this year in AIM, London Director
H. Brian Cole	51	Director	Nil	N/A
Jamie Lidstone	36	Director	Nil	N/A

The following sets out the principal occupations and related experience for the directors and senior officers of the Company over the past five years.  None of the Company’s officers or directors are related by blood or marriage.  There is no arrangement or understanding among major shareholders, customers or suppliers of the Company pursuant to which any officer or director of our company was selected to that position.

DAVID HALLONQUIST – President, Chief Executive Officer and Director

Mr. Hallonquist is the Founder of Play LA.  He is an accomplished management professional with experience in Retail, Distribution, Marketing, and E-Business.  His expertise is in planning and implementing new developments and strategies, particularly in a start-up environment.  David is the founder and President of Spotted Dog Media Inc., a private North Vancouver, BC based company that sells marketing, advertising and consulting services to the gaming industry.

Prior to founding Spotted Dog Media, Mr. Hallonquist held executive positions with two start-up companies focused on e-commerce in the health and gaming sectors.  His roles in business development dealt with the creation, strategy, and implementation of each company’s business models, as well as evaluating and penetrating new market sectors.  His career includes a seven year stint as founder, President and Director of Renaissance Golf Canada Inc., a golf products importer and distributor, which went public in 1996 on Canada’s CDNX Exchange.

Throughout most of the 1980s, Mr. Hallonquist was executive vice-president and general manager of Vancouver-based Video Only, a chain of retail consumer electronics stores operating throughout Western Canada.  In this role he oversaw the entire operating functions of the company, including budgeting, advertising, merchandise buying, inventory management, hiring and training and administration.

Mr. Hallonquist will provide strategic direction to the Company.  He spends 50% of his available time on the operations of the Company.

SHERRY MARK – Chief Financial Officer

Ms. Mark has experience in both the public and private sector and in a range of industries.  Her experience includes marketing, industrial controls and equipment, education and distribution.  In her many financial, operational and management roles, she has been responsible for maintaining and developing accounting information systems; all accounting functions (including accounts payable, accounts receivable, collections, inventory control, order entry, purchase orders, general ledger, month and year end procedures); management reporting; project management; contract administration; budgeting; developing and implementing operational policies and procedures; policy research and analysis; and day to day management of businesses.

Her career includes five years of employment with the BC Liquor Distribution Branch, managing the corporate planning department and the finance department and reporting directly to the British Columbia Assistant Deputy Minister.  She also has managed the day to day and financial operations for Honeywell International (Australia) in its 20 person Papua New Guinea branch office.  In the past five years, Sherry has been responsible for managing financial and business operations for businesses in North Vancouver, most recently with Spotted Dog Media Inc.

Ms. Mark graduated from the University of British Columbia in 1980 with a Masters of Business Administration in marketing and finance and a Bachelor of Science (Microbiology) in 1975.

Ms. Mark will also be acting in an investor relations and public communication liaison capacity for the Company.  Ms. Mark spends 50% of her available time on the operations of the Company.

STEVE W. LATHAM - Director

Mr. Latham has a 20 year entrepreneurial career in the field of high technology and the e-Commerce.  His past experience included successfully building Multi-Image Productions, the Fifth Dimension Group of Companies and Gateway Technology Inc.  He also headed up Corel Corporation’s international sales efforts in video conferencing technologies.

Mr. Latham served as a Director of Chartwell Technology Inc., a leading online gaming software developer whose shares are publicly traded on the TSX Exchange under the symbol “CWH”, after Chartwell acquired Gateway Technology Inc.  During his tenure with Chartwell Technology Inc., Mr. Latham assisted Chartwell in raising financing.

ROGER R. MATTHEWS - Director

Mr Matthews is the Founder and Managing Director of the Obelisk International Trust Group, a group of private companies based in the Channel Islands who specialise in corporate, trust and collective investment plans including consulting, management and administration services.

After studying at New College, Oxford and Aston Universities and then training as an accountant, he left England in 1971 and has worked in the offshore banking, finance and trust industry for 34 years.  He has held various executive roles with major international banks including the Bank of Bermuda and the Royal Bank of Canada and also one of Jersey’s leading law firms Michael Voisin and Co. He has worked in Bermuda, Hong Kong, Luxembourg, Guernsey and Jersey.  He serves as a director of several international investment management groups’ offshore structures and offshore mutual funds.  He has for several years worked closely with the Imara Group of Companies based in Botswana and South Africa, and is a Director of Obelisk and Chairman of the Group Audit Committee.

He was Vice-Chairman of the Society of Trust and Estate Practitioners in the Channel Islands for eight years and is the liaison officer between Guernsey and Jersey. He was the inaugural Chairman of the Guernsey Fund Managers Association.

H. BRIAN COLE - Director

Mr. Cole has 30 years of finance and accounting experience in a variety of industries in Barbados, St. Lucia, Jamaica, St. Vincent Guyana, Suriname, Martinique, Guadeloupe, Grenada and Antigua.  He is a member of the Company’s audit committee.  Mr. Cole has seven years experience as an internal auditor for Higgs & Hill

Overseas Limited.  For the past 12 years, Mr. Cole has been serving as an independent consultant to various international enterprises.  Mr. Cole is a member of the Rotary Club of Barbados, having served as a Director in 1993 and Treasurer in 2002.

JAMIE LIDSTONE - Director

Mr. Lidstone is the Managing Director of Lotoshow, a Latin American online gaming company.  Mr. Lidstone’s responsibilities include overall business strategy, marketing, business development and operations.  Prior to Lotoshow Mr. Lidstone held senior marketing and business development positions within the online gaming industry. He was Marketing Director for the Casino Rewards Group, responsible for the overall marketing and business development of 8 online casinos and 2 online poker rooms. During his tenure he oversaw significant growth of the group to become one of the worlds leading online gaming companies.

Mr. Lidstone has also consulted to a number of online gaming companies within the industry.  In this capacity, he assisted in developing and executing marketing and business strategies.  Prior to online gaming Mr. Lidstone was the Australian Marketing and Business Development director for online Auction site BidorBuy.

Mr. Lidstone has attended the University of New England and University of Sydney where he is on leave from his Masters in Marketing.

B.

Compensation

There are presently two Executive Officers of the Company, our President and Chief Executive Officer, Mr. David Hallonquist and our Chief Financial Officer, Ms. Sherry Mark.  “Executive Officer” means the President, any Vice-President in charge of a principal business unit such as sales, finance or production and any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the Chairman and any Vice-Chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company’s most recently completed financial years to the Company’s Executive Officers:

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
David Hallonquist	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sherry Mark	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Options and Stock Appreciate Rights (SARs)

The Company has not issued any options or SARs.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company has no LTIP awards authorized or issued.

C.

Board Practices

The board of directors of the Company is currently comprised of David Hallonquist, Steve W. Latham, Roger R. Matthews, H. Brian Cole and Jamie Lidstone.  Each director of the Company is elected annually and holds office until the next annual general meeting of shareholders unless that person ceases to be a director before that date.  The board of directors currently has established no committees other than the audit committee.  The members of the Company’s audit committee are Ms. Sherry Mark, Mr. Roger Matthews and Mr. Brian Cole.  There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D.

Employees

As of September 30, 2006, the Company had two part-time employees, its C.E.O. David Hallonquist and C.F.O. Sherry Mark.

E.

Share Ownership

The following table lists as of September 30, 2006, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights.  The Company has no incentive stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
David Hallonquist	3,225,000	32%
Sherry Mark	30,000	0.3%
Steve W. Latham	Nil	Nil
Roger R. Matthews	Nil	Nil
H. Brian Cole	Nil	Nil
Jamie Lidstone	490,000	4.9%

(1)

The percentage ownership positions are based on 10,000,000 shares outstanding as of September 30, 2006.

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a privately owned Tortola, British Virgin Islands company, the shares of which are owned by Canadian residents, US residents and residents of other countries.  As of September 30, 2006, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
David Hallonquist	3,225,000	32%
Chelten Ltd. (1)	5,600,000	56%

(1)

The shareholder of Chelten Ltd. is The Ringwood Trust.  Obelisk International Trust Company is the Trustee of The Ringwood Trust.  Each person who is a member of the following classes of persons and who is a non-resident of Canada for purposes of the Income Tax Act (Canada) is a Beneficiary of the Ringwood Trust:

(a)

the lineal descendants of every degree of consanguinity of Grace Mary Goddard Hallonquist;

(b)

the legal spouses of the persons described in (a);

(c)

the estates of the persons described in (a) and (b);

(d)

the following charity:  World Wildlife Fund.

As of September 30, 2006, the Company had 36 shareholders of record holding 10,000,000 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company.  The Company is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Company.

B.

Related Party Transactions

The Company has not entered into any related party transactions.

C.

Interests of Experts and Counsel

Not Applicable.

Item 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

See Item 17 for audited consolidated financial statements of the Company for the year ended December 31, 2005 and unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2006.

B.

Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2005, there have been no significant changes in the Company’s operations.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Not Applicable.

B.

Plan of Distribution

Not Applicable.

C.

Markets

The common shares of the Company are not listed on any stock exchange although it is the intention of management of the Company to seek a quotation of the Company’s common shares on the NASD’s Over the Counter Bulletin Board.  There will continue to be no market for the Company’s common stock in the United States until the Company’s common stock is quoted on the NASD’s Over the Counter Bulletin Board.  No assurance can be given that a market for the Company’s common stock will develop or that the stock will be quoted on the NASD’s Over the Counter Bulletin Board.

It is likely that shares of the Company’s common stock, assuming a market were to develop in the United States, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving Penny Stock.  Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  We anticipate that our shares are deemed to be Penny Stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer's account and information with respect to the limited market in Penny Stocks.

Nevada Agency & Trust Company, located at Suite 880, 50 West Liberty Street, Reno, Nevada  89501, will be the registrar and transfer agent for the Company’s common shares.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

Common Shares

The Company is authorized to issue 50,000,000 common shares without par value of which 10,000,000 are issued and outstanding as at September 30, 2006, as fully paid and non-assessable.  The Company has no authorized but unissued share capital.

Shares Issued	Number	Amount (US$)
Opening Balance as of Date of Incorporation – September 27, 2005	50,000,000
Balance at December 31, 2005	43,930,000	$103,000
Balance at September 30, 2006	40,000,000	$162,650

Options

The Company has no stock options outstanding.

Share Purchase Warrants

The Company has no share purchase warrants outstanding.

B.

Memorandum and Articles of Association

The Company’s incorporation number is 678167.  The Company was incorporated on September 27, 2005 under the International Business Companies Act of the territory of the British Virgin Islands.

(1)

The general objects and powers of the Company as they are set out in section 4 of the Memorandum of Association are as follows:

(a)

To carry on the business of an investment company and for that purpose to acquire (by original subscription, contract, tender, purchase or exchange underwriting) and to hold, in the name of the company or of any nominee, share stocks, debentures, debenture stocks, bonds, notes, obligations or securities and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

(b)

To exercise and enforce all rights and powers conferred by or incident to the ownership of any such share stock obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory and consultancy services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(c)

To buy, own, hold, subdivide, lease, sell, rent, prepare building sites, construct, reconstruct, alter, improve, decorate, furnish, operate, maintain, reclaim or otherwise deal with and/or develop land and buildings and otherwise deal in real estate in all its branches, to make advances upon the security of land or houses or other property or any interest therein, and whether erected or in course of erection and whether on first mortgage or charge or subject to a prior mortgage or mortgage or charge or charges, and to develop land and building as may seem expedient but without prejudice to the generality of the foregoing.

(d)

To carry on the business of traders and merchants of any kinds, nature or description and the sale or rendering of related products and services and the employment of the necessary personnel therefore.

(e)

Without prejudice to the generality of the foregoing paragraphs:  to purchase, sell exchange, lease, manage, hold, trade, invest in all kinds of movable or immovable property, merchandise, commodities, effects, products, services of any kind, nature or description, to carry out any type of commercial or financial operation, to receive and/or pay royalties, commissions and other income or outgoings of any kind, to purchase, construct, charter, own, operate, manage, administer transport vessels of any kind and their appurtenances and related services and agencies; to sell or render related services and employ the necessary personnel therefor.

(f)

To buy, sell, underwrite, invest in, exchange or otherwise acquire, and to hold, manage, develop, deal with and turn to account any bonds, debentures, shares (whether fully paid or not), stock options, commodities, futures, forward contracts, notes or securities of governments, states municipalities, public authorities or public or private limited or unlimited companies in any part of the world, precious metals, gems, works of art and other articles of value and whether on a cash or margin basis and including short sales, and to lend money against the security of any of the aforementioned property.

(g)

To borrow or raise money by the issue of debentures, debenture stock (perpetual or terminable), bonds, mortgages, or any other securities founded or based upon all or any of the assets or property of the Company or without any such security and upon such terms as to priority or otherwise as the Company shall think fit.

(h)

To engage in any other business or businesses whatsoever, or in any act or activity, which are not prohibited under any law for the time being in force in the British Virgin Islands.

(i)

To do all such other things as are incidental to, or the Company may think conducive to, the attainment of all or any of the above objects.

(2)

Matters relating to Directors of the Company:

(i)

A director’s power to vote on a proposal, arrangement or contract in which in which the director is materially interested:

Article 55(c) of the Company Articles states:  “No director shall be disqualified by his office from contracting with the Company either as a vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interest be voided, or shall any director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement, by reason of such director holding that office or of the fiduciary relationship thereby established.  The nature of a director’s interest must be declared by him at the meeting of the directors at which the question of entering into the contract or arrangement is first taken into consideration, and if the director was not at the date of the meeting interested in the proposed contract or arrangement, or shall become interested in a contract or arrangement after it is made, he shall forthwith after becoming so interested, advise the Company in writing of the fact and nature of his interest.  A general notice to the directors by a director that he is a member of a specified firm or company, and is to be regarded as interested in any contract or transaction which may, after the date of notice, be made with such firm or company shall (if such director shall give the same at a meeting of the directors, or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the directors after it is given) be a sufficient declaration of interest in relation to such contract or transaction with such firm or company.  A director may be counted as one of a quorum upon a motion in respect of any contract or arrangement which he shall make with the Company, or in which he is so interested as aforesaid, and may vote upon such motion.”

(ii)

Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Articles 51, 52 and 53 of the Company Articles establish the parameters for the payment of compensation to board members:

“51.

The Directors may, by resolution, fix the emolument of directors in respect of services rendered or to be rendered in any capacity to the Company.  The directors may also be paid such traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Company as shall be approved by resolution of the directors.

52.

Any director who, by request, goes or resides abroad for any purposes of the Company, or who performs services which in the opinion of the Board of Directors go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as shall be approved by resolution of the directors.

53.

The Company may pay to a director who at the request of the Company holds any office (including a directorship) in, or renders services to, any company in which the Company may be interested, such remuneration (whether by way of salary, commission, participation in profits or otherwise) in respect of such office or services as shall be approved by resolution of the directors).”

(iii)

Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Article 64 of the Company Articles establishes the borrowing powers exercisable by the directors as follows:

“64.

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.”

(iv)

Retirement or non-retirement of directors under an age limit.

The Company’s Articles contain no requirement for the retirement or non-retirement of directors under an age limit.

(v)

Number of shares, if any, required for qualification.

Article 49 of the Company’s Articles provides that a director does not require a share qualification.

(3)

Rights, preferences and restrictions attaching to each class of shares:

The Company has one class of common shares authorized and issued namely common shares without par value.

(i)

Dividend rights, including time limit after which dividend entitlement lapses.

Common shareholders are entitled to dividends as may be declared by the directors from time to time but no dividend shall be declared and paid out except if surplus and unless the directors determine that immediately after the payment of the dividend:

(a)

the Company will be able to satisfy its liabilities as they become due in the ordinary course of business; and

(b)

the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital.  All dividends unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

(ii)

Voting Rights; staggered re-election intervals; cumulative voting.

Each of the Company’s common shares entitles the holder to one vote at any annual or special meeting of shareholders.  Directors stand for re-election annually.  The Company’s shareholders do not have cumulative voting.

(iii)

Rights to share in surplus in event of liquidation.

In the event of the Company’s liquidation, dissolution or winding up or other distribution of the Company’s assets, the holders of common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company’s liabilities have been paid out.

(iv)

Other.

Holders of the Company’s common shares do not have rights to share in the profits of the Company.  There are no redemption or sinking fund provisions with respect to the Company’s common shares.  Common shareholders have no liability as to further capital calls by the Company.  There are no provisions discriminating against any existing or prospective holder of the Company’s common shares as a result of such shareholder owning a substantial number of the Company’s common shares.  Holders of the Company’s common shares do not have pre-emptive rights.

(4)

Actions necessary to change the rights of holders of the Company’s common stock:

In order to change the rights of holders of a class of the Company’s stock, a vote of at least three quarters of the issued and outstanding shares of that class is required.

(5)

Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding more than 50% of the votes of the outstanding voting shares in the Company.

Seven days notice at the least specifying the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the share register of the Company.

No business shall be transacted at any meeting unless a quorum of members is present at the time when the meeting proceeds to business.  A quorum shall consist of the holder or holders present in person or by proxy of not less than one-third of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

At any meeting of members whether on a show of hands or on a poll every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder.

A resolution which has been notified to all members for the time being entitled to vote and which has been approved by a majority of the votes of those members in the form of one or more documents in writing or by telex, telegram, cable or other written electronic communication shall forthwith, without the need for any notice, become effectual as a resolution of the members.

(6)

Limitations on rights to own securities of the Company:

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities of the Company which would be imposed by foreign law or by the charter or other constituent document of the Company.

(7)

Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company:

There are no provisions in the Company’s articles, charter or bylaws that would have the effect of delaying, deferring or preventing a change of control of the Company and which would operate only with respect to a merger, acquisition or corporate restructuring of the Company.

(8)

Provisions, if any, governing the ownership threshold above which shareholder ownership must be disclosed:

There are no provisions in the Company’s bylaws which require the disclosure of shareholder ownership above a particular threshold.

C.

Material Contracts

The Company has not yet entered into any material contracts.

D.

Exchange Controls

There are no foreign exchange controls in BVI and funds can be moved easily. There is no restriction in this regard.

E.

Taxation

International Business Companies established in BVI are exempt from the payment of Income Tax and Stamp Duty.

Non-residents of BVI are exempt from the income tax payable on dividends, interest, rents, royalties, compensations and other amounts which are paid to the person by the IBC.

There are no capital gains taxes, inheritance taxes and death duties.

Double Taxation Agreements between the United Kingdom and Japan and Switzerland extend to the British Virgin Islands but do not generally apply to IBC's.

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

The financial statements for the period from inception of the Company to December 31, 2005 included in this Form 20-F have been audited by Peterson Sullivan PLLC of Suite 2300, 601 Union Street, Seattle, WA 98101 as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

H.

Documents on Display

The documents concerning the Company which are referred to in this Form 20-F are either annexed hereto as exhibits (see Item 19) or may be inspected at the principal offices of the Company.

I.

Subsidiary Information

The Company has no subsidiaries.

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Quantitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transaction risk.  Regarding currency transactional risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in US dollars in the Company’s consolidated financial statements.  The fluctuation of the US dollar in relation to other currencies will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the US dollar and its activities are predominantly executed using the US dollar.  The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments.  As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not Applicable.

B.

Warrants and Rights

Not Applicable.

C.

Other Securities

Not Applicable.

D.

American Depository Shares

Not Applicable.

PART II

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15.

CONTROLS AND PROCEDURES

Not Applicable.

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee financial expert is Mr. Roger Matthews.  Mr. Matthews is independent.  Mr. Matthews’ qualifications are set out in Item 6 of Part I of this Form 20-F.

Item 16B.

CODE OF ETHICS

Not Applicable.

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

Item 17.

FINANCIAL STATEMENTS

The Company’s financial statements have been prepared on the basis of US GAAP.  Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F.

Index to Financial Statements

-

Unaudited financial statements for the period from January 1, 2006 to September 30, 2006

-

Audited financial statements for the period from inception on September 27, 2005 to December 31, 2005.

PLAY LA INC.

(A Development Stage Company)

Financial Statements

(Expressed in U.S. Dollars)

(Unaudited)

September 30, 2006

Index

Balance Sheet

Statements of Operations

Statements of Stockholders’ Equity

Statement of Cash Flows

Notes to Financial Statements

Play LA Inc

BALANCE SHEET
(Unaudited)
September 30, 2006

30-Sep
(Expressed in U.S. Dollars)	2006

ASSETS
Current assets
Cash	$129,409

Total assets	$129,409

LIABILITIES AND STOCKHOLDERS' DEFICIT

Accounts payable and accrued expenses	$14,045

Common stock, no par value; 50,000,000 shares authorized;
10,000,000 shares issued and outstanding	162,650

Deficit accumulated during the development stage	(47,286)

Stockholder's deficit	115,364

Total liabilities and stockholders' deficit	$129,409

(The accompanying notes are an integral part of these financial statements)

Play LA Inc

STATEMENTS OF OPERATIONS
(Unaudited)

for the nine months ended September 30, 2006
and for the period from Sept. 27, 2005 (inception) through Sept. 30, 2006

	Nine months	Cumulative period
(Expressed in U.S. Dollars)	ended Sept. 30, 2006	ended Sept. 30, 2006

Revenue	$-	-

Expenses
Professional Fees	19,045	42,536
General and administrative		4,750
	$19,045	47,286

Net loss	$(19,045)	(47,286)

Net loss per common share
(basic and fully diluted)	$(0.0019)

Weighted average number of common
shares outstanding	9,384,890

(The accompanying notes are an integral part of these financial statements)

Play LA Inc

STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited)
for the period from Sept. 27, 2005 (inception) through September 30, 2006

	Common Stock		Accumulated
(Expressed in U.S. Dollars)	Shares	Amount	Deficit	TOTAL

Balance, September 27, 2005	-	$ -	$ -	$ -
Common stock, issued for cash December	6,070,000	$ 103,000	$ -	$103,000
Net loss			($28,241)	($28,241)

Balance, December 31, 2005	6,070,000	$ 103,000	($28,241)	$74,759

Common stock issued for cash, January 2006	3,930,000	$ 59,650		$59,650

Net loss for the period	-	-	($19,045)	($19,045)

Balance, September 30, 2006	10,000,000	$162,650	($47,286)	$115,364

(The accompanying notes are an integral part of these financial statements)

Play LA Inc.

Statement of Cash Flows
(unaudited)
for the nine months ending Sept 30, 2006 and
for the period from Sept. 27,2005 (inception) through Sept. 30, 2006

	Nine	Cumulative
	months ending	period ending
	30-Sep-06	30-Sep-06
Cash flows from (used in) operating activities
Net Loss	($19,045)	($47,286)

Change in operating assets and liabilities
Accounts payable and accrued expenses	(2,693)	14,045
Net cash used in operating activities	($21,738)	($33,241)

Cash flows from financing activities
Net (payments) proceeds from short term note, related party	($16,503)	-
Proceeds from issuance of common stock	$59,650	$162,650
Net cash provided by financing activities	$43,147	$162,650

Increase in cash	$21,409	$129,409

Cash at beginning of period	$108,000	-

Cash at end of period	$129,409	$129,409

(The accompanying notes are an integral part of these financial statements)

PLAY LA INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Business and Summary of Significant Accounting Policies

Organization

Play LA Inc. ("the Company"), a Tortola, British Virgin Island holding company, was incorporated under the International Business Companies Act on September 27, 2005.  The principal business of the Company is to identify and evaluate businesses and assets relating to gaming in the Latin American region with a view of implementing a roll-up strategy to acquire a portfolio of leading gaming operators in Latin America.  Substantially all of the Company's efforts have been directed towards raising capital and developing a corporate structure.  Accordingly, for financial reporting purposes, the Company is considered to be in the development stage.

The Company's offices are currently provided on a rent free basis by the President and Chief Executive Officer of the Company.  Due to limited Company operations, any facilities expenses are not material and have not been recognized in these financial statements.

Interim Period Financial Statements

The interim period financial statements have been prepared by the Company pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such SEC rules and regulations. The interim period financial statements should be read together with the audited financial statements and accompanying notes included in the Company's audited financial statements for the year ended December 31, 2005.  In the opinion of the Company, the unaudited financial statements contained herein contain all adjustments (consisting of a normal recurring nature) necessary to present a fair statement of the results of the interim period presented.

Going Concern

As shown in the financial statements, the Company has not yet commenced operations, has not generated revenues to date and has a net accumulated deficit at September 30, 2006.  These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company will need additional working capital to continue pursuing gaming opportunities or to be successful in any future business activities and continue developing its business.  Therefore, continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective.  Management is presently engaged in seeking additional working capital.

The accompanying financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company fail in any of the above objectives and is unable to operate for the coming year.

PLAY LA INC.

NOTES TO FINANCIAL STATEMENTS, cont’d.

Loss per Share

Basic loss per share is calculated by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding in the period.  Diluted loss per share takes into consideration common shares outstanding (computed under basic loss per share) and potentially dilutive securities.  There were no potentially dilutive common shares outstanding during 2005 or 2006.

Comprehensive Loss

There are no reconciling items between the net loss presented in the statements of operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results may differ from those estimates.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes, (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 is effective for financial statements as of January 1, 2007.  The Company has not yet determined the impact of applying FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact of applying FAS 157.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, (“FAS 158”). FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  FAS 158 is effective for financial statements as of December 31, 2006.  The Company does not expect any material impact from applying FAS 158.

PLAY LA INC.

(A Development Stage Company)

Financial Statements

(Expressed in U.S. Dollars)

(Audited)

December 31, 2005

C  O  N  T  E  N  T  S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

BALANCE SHEET

STATEMENT OF OPERATIONS

STATEMENT OF STOCKHOLDERS’ EQUITY

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Play LA Inc.

Vancouver, British Columbia

We have audited the accompanying balance sheet of Play LA Inc. (a development stage company) as of December 31, 2005, and the related statements of operations, stockholders' deficit, and cash flows for the period from September 27, 2005 (inception) through December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Play LA Inc. (a development stage company) as of December 31, 2005, and the results of its operations and its cash flows for the period from September 27, 2005 (inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not generated revenues or positive cash flows from operations and has an accumulated deficit at December 31, 2005.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plan regarding those matters is also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Peterson Sullivan PLLC

March 15, 2006

Seattle, Washington

PLAY LA INC.

BALANCE SHEET

December 31, 2005

ASSETS
Current Asset
Cash	$ 108,000
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$ 16,738
Short-term note, related party	16,503
Total current liabilities	33,241
Stockholders' Deficit
Common stock, no par value; 50,000,000 shares authorized;
6,070,000 shares issued and outstanding	103,000
Deficit accumulated during the development stage	(28,241)
Total stockholders' deficit	74,759
Total liabilities and stockholders' deficit	$ 108,000

See Notes to Financial Statements

PLAY LA INC.

STATEMENT OF OPERATIONS

For the Period from September 27, 2005 (Inception) through December 31, 2005

Revenue	$ -
Expenses
Professional fees	23,491
General and administrative	4,750
Net loss	$ (28,241)
Net loss per common share (basic and fully diluted)	$ (0.04)
Weighted average number of common shares outstanding	666,979

See Notes to Financial Statements

PLAY LA INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Period from September 27, 2005 (Inception) through December 31, 2005

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total
Balance, September 27, 2005	-	$ -	$ -	$ -
Common stock issued to
stockholders	6,070,000	103,000		103,000
Net loss			(28,241)	(28,241)
Balance, December 31, 2005	6,070,000	$ 103,000	$ (28,241)	$ 74,759

See Notes to Financial Statements

PLAY LA INC.

STATEMENT OF CASH FLOWS

For the Period from September 27, 2005 (Inception) through December 31, 2005

Cash Flows from Operating Activities
Net loss	$ (28,241)
Adjustments to reconcile net loss to net cash flows from
operating activities
Changes in operating liabilities
Accounts payable and accrued expenses	16,738
Net cash flows from operating activities	(11,503)
Cash Flows from Financing Activities
Net proceeds from short-term note, related party	16,503
Issuance of common stock	103,000
Net cash flows from financing activities	119,503
Net change in cash and cash balance, end of year	$ 108,000

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Business and Summary of Significant Accounting Policies

Organization

Play LA Inc. ("the Company"), a Tortola, British Virgin Island holding company, was incorporated under the International Business Companies Act on September 27, 2005.  The principal business of the Company is to identify and evaluate businesses and assets relating to gaming in the Latin American region with a view of implementing a roll-up strategy to acquire a portfolio of leading gaming operators in Latin America.  Substantially all of the Company's efforts have been directed towards raising capital and developing a corporate structure.  Accordingly, for financial reporting purposes, the Company is considered to be in the development stage.

The Company's offices are currently provided on a rent free basis by the President and Chief Executive Officer of the Company.  Due to limited Company operations, any facilities expenses are not material and have not been recognized in these financial statements.

Going Concern

As shown in the financial statements, the Company has not yet commenced operations, has not generated revenues to date and has a net accumulated deficit at December 31, 2005.  These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company will need additional working capital to continue pursuing gaming opportunities or to be successful in any future business activities and continue developing its business.  Therefore, continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective.  Management is presently engaged in seeking additional working capital.

The accompanying financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company fail in any of the above objectives and is unable to operate for the coming year.

Cash

Cash consists of cash held in a trust account.

Short-Term Note, Related Party

During 2005, an officer of the Company loaned a total of $16,503 to cover incorporation costs.  The loan has no specified repayment terms, does not bear interest until February 2006 (then it bears interest at 4%), and is unsecured.

Loss per Share

Basic loss per share is calculated by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding in the period.  Diluted loss per share takes into consideration common shares outstanding (computed under basic loss per share) and potentially dilutive securities.  There were no potentially dilutive common shares outstanding during 2005.

Comprehensive Loss

There are no reconciling items between the net loss presented in the statements of operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."

Income Taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  To the extent that it is not considered to be more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results may differ from those estimates.

Financial Instruments

The Company has the following financial instruments:  cash, accounts payable and accrued expenses and short-term note, related party.  The carrying value of these financial instruments approximates the fair value due to the short-term nature.

Recent Accounting Pronouncements

SFAS No. 151, "Inventory Costs," is effective for fiscal years beginning after June 15, 2005.  This statement amends the guidance in APB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  The adoption of SFAS No. 151 is expected to have no impact on the Company's financial statements.

SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions," is effective for fiscal years beginning after June 15, 2005.  This Statement amends SFAS No. 66, "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2, "Accounting for Real Estate Time-Sharing Transactions."  The adoption of SFAS No. 152 is expected to have no impact on the Company's financial statements.

SFAS No. 123(R), "Share-Based Payment," replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."  This statement requires that the compensation cost relating to share-based payment transactions be recognized at fair value in the financial statements.  The Company is required to apply this statement in the first annual period that begins after December 15, 2005.  The adoption of SFAS No. 123(R) is expected to have no impact on the Company's financial statements.

SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB Opinion No. 29, is effective for fiscal years beginning after June 15, 2005.  This Statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance.  The adoption of SFAS No. 153 is expected to have no impact on the Company's financial statements.

The EITF reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.  The FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1," "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued.  The adoption of this consensus or FSP is expected to have no impact on the Company's financial statements.

Financial Accounting Standards Board Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations," ("FIN 47"), was issued in March 2005.  FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated.  Asset retirement obligations covered by FIN 47 are those for which an entity has a legal obligation to perform an asset retirement activity, even if the timing and method of settling the obligation are conditional on a future event that may or may not be within the control of the entity.  FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  The adoption of FIN 47 is expected to have no impact on the Company's financials statements.

SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements."  SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle.  Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change.  SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, this statement does not change the transition provisions of any existing accounting pronouncements.  The adoption of SFAS No. 154 is expected to have no impact on the Company's financial statements.

In September 2005, the EITF reached consensus on Issue No. 05-08, "Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature."  EITF 05-08 is effective for financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005.  The adoption of EITF 05-08 is expected to have no impact on the Company's financial statements.

In September 2005, the EITF reached consensus on Issue No. 05-02, "The Meaning of 'Conventional Convertible Debt Instrument' in EITF Issue No. 00-19, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.'"  EITF 05-02 is effective for new instruments entered into and instruments modified in reporting periods beginning after June 29, 2005.  The adoption of EITF 05-02 is expected to have no impact on the Company's financial statements.

In September 2005, the EITF reached consensus on Issue No. 05-07, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues."  EITF 05-07 is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005.  The adoption of EITF 05-07 is expected to have no impact on the Company's financial statements.

Note 2.  Income Taxes

The Company is liable for taxes in the United States.  As of December 31, 2005, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

The Company has tax losses of approximately $28,000 available to reduce future taxable income.  The tax loss will expire in 2025.

The deferred tax asset associated with the tax loss carry forward is approximately $9,600.  The Company has provided a valuation allowance against the deferred tax asset.  The change in the valuation allowance was an increase of $9,600 in 2005.

Note 3.  Subsequent Events

Subsequent to December 31, 2005, the Company:

•

Paid $16,503 to retire the note payable.

•

Issued 3,930,000 shares of common stock for $59,650.

Item 18.

FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.

EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1.1

Articles of Incorporation and Certificate of Change of Name

15.1

Consent of Auditor

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused hits report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAY LA INC.

Dated:

November 7, 2006

Per:

/s/David Hallonquist

David Hallonquist,

President and Chief Executive Officer

Per:

/s/Sherry Mark

Sherry Mark,

Chief Financial Officer